Mail Stop 3030
                                                                September 21,
2018

    Harry Simeonidis
    President
    Glucose Biosensor Systems (Greater China) Holdings, Inc.
    733 Third Avenue, Floor 15
    New York, New York 10017

           Re: Glucose Biosensor Systems (Greater China) Holdings, Inc. Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted September 11, 2018
                   CIK No. 0001725430

    Dear Mr. Simeonidis:

          We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

    Offering Circular

    1. Please reconcile the minimum offering disclosed in your offering circular with the revised minimum in section 3 of Exhibit 1.1. Also reconcile the lock-up period mentioned on page 95 with page 14 of Exhibit 1.1.

    2. Please address in your Offering Circular the Terms of Use mentioned in Section 3.10 of
           Exhibit 6.10. We note for example the arbitration, release, indemnification, jurisdiction and attorneys fees provisions. If the provisions of Exhibit 6.10 or the Terms of Use apply to claims under the federal securities laws or if investors will be bound by the provisions, please say so clearly in your offering circular. If any the provisions apply to claims under the federal securities laws and the rules and regulations thereunder, revise to affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these provisions, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder. In addition: (1)
           address any question under applicable law as to the enforceability of any of the
 Harry Simeonidis
Glucose Biosensor Systems (Greater China) Holdings, Inc.
September 21, 2018
Page 2

       provisions and whether these provisions would apply to transferees, and
(2) provide us
       your analysis of whether the Terms of Use must be filed per Form 1-A
Item 17(3) or
       otherwise.

Principal Place of Business, page 79

3. We note your response to prior comment 3. Expand the disclosure under the section
       "Principal Place of Business," on page 79 to clarify, if true, that the company's "current"
       principal place of business is in the United States, that currently the company's officers or managers primarily direct, control and coordinate the company's activities from the
       United States and that the company expects its officers or managers primarily to direct, control and coordinate the company's activities from the Unites States for the foreseeable future. Include in this disclosure an explanation of why the company believes that its officers or managers currently primarily direct, control and coordinate the company's activities from the United States, as opposed to from Australia, particularly since it appears that Dr. Becker is not currently engaged full time, but instead has for now established an hourly arrangement. Also explain that having a principal place of business in the United States or Canada is a condition to the availability of the Regulation A exemption for the offering pursuant to Rule 251(b)(1) of Regulation A.

Security Ownership . . ., page 88

4. We note your revisions in response to prior comment 4. Please clarify how Dr. Syrmalis has sole voting and dispositive power over the shares held by Life Science Biosensor
       Diagnostics, given the percentage ownership disclosure you added in the note after the table.

Description of Our Securities, page 90

5. We note your response to prior comment 5, your deletion of the phrase "wholly owned"
       from page 7, and your revision on pages 74 and 75 identifying GBS Pty Ltd as your parent and subsidiary. Please tell us the portion of your subsidiaries that you do not own, and the nature of the activities conducted by those subsidiaries. Also tell us how the options mentioned on page F-31 are reflected on page 15; it appears that the securities in the first bullet point reflect only the warrants mentioned on page 43.

Unaudited Consolidated Financial Statements

6. We note that you present ordinary shares of your consolidated subsidiary, Glucose
       Biosensor Systems (Greater China) Pty Ltd, on the face of the consolidated statement of stockholders' equity. Based on your description of these shares, they appear to represent non-controlling interests in your subsidiary. Please appropriately revise the financial statements to present non-controlling interests or explain to us how inclusion of those
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Glucose Biosensor Systems (Greater China) Holdings, Inc.
September 21, 2018
Page 3

       shares in the parent's equity conforms to GAAP. Refer to ASC 810-10-45-15 through
       45-24 and ASC 810-10-50-1A.

Exhibits

7. Please reconcile your response to prior comment 1 with exhibit 6.6. Also, tell us the authority on which you rely to not file a complete version of Exhibit 6.10; the version you filed appears to omit Exhibit B.

8. We note the last sentence of your response to prior comment 3. Please provide us your analysis of whether information made available through the "Why Invest" page of the iqbiosensor website must be filed per Form 1-A Item 17(13).

9. Please address prior comment 8 as it applies to the provisions mentioned in that comment that remain in Exhibit 4.1.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

                                                            Sincerely,

                                                            /s/ Russell Mancuso

                                                            Russell Mancuso
                                                            Branch Chief
                                                            Office of
Electronics and Machinery

cc: Gary J. Simon--Hughes Hubbard & Reed LLP